UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Silverleaf Resorts, Inc.
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

828395103
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 8282395103 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    8,077,219 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                8,077,219 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

8,077,219 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

21.9%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D/A

CUSIP No. 828395103 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        12,071,426
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                12,071,426

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

12,071,426

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

32.8%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 828395103 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,994,206
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,994,206

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,994,206

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

10.8%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 828395103 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        12,071,426 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                12,071,426 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

12,071,426

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

32.8%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 7 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on May 17, 2002 relating to the Common Stock of Silverleaf Resorts, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
8,077,219 shares of Common Stock, representing approximately 21.9% of the outstanding shares of Common
Stock.  Grace Investments beneficially owns 3,994,206
shares of Common Stock, representing approximately 10.8% of the outstanding shares of Common Stock. As general partners of Grace and Grace Investments, Whitmore and Spurgeon may be deemed beneficial owners of 12,071,426 shares of Common Stock, or 32.8% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership.

(b) Grace: shared voting power (with Whitmore and Spurgeon) 8,077,219 Shares

Grace Investments: shared voting power (with Whitmore and Spurgeon) 3,994,206 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
12,071,426 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
12,071,426 Shares

(c) The transactions effected by the Filers during the past
60 days are set forth in Schedule A.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: December 17, 2003

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Spurgeon Corporation

By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR SILVERLEAF RESORTS, INC. EFFECTED BY
GRACE BROTHERS, LTD. FOR THE PERIOD ENDING December 17,
2003.  (ALL ACTIVITY WAS EXECUTED OVER THE COUNTER)

                           Amount of     Price per
Date        Security       Shares Sold   Share
12/12/2003  Common Stock   500,000       $.47
